MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                                            ANNEX 2
                         COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS


1. Basis of presentation and consolidation

     ICAs financial statements are prepared in accordance with Mexican GAAP. certain disclosures to financial statements have been summarized with respect to audited financial statements for the year ended December 31, 2002. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

     Financial statements of those companies in which ICA owns (or effectively controls) more than 50% of the capital stock are included in the consolidated financial statements.

     All significant intercompany balances and transactions have been eliminated in consolidation.

     2. Summary of significant accounting policies A) Accounting method for the treatment of the effects of inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with bulletin B-10 integrated "Recognition of the effects of inflation in financial information" (bulletin B-10), issued by the IMCP. bulletin B-10, requires the restatement of all comparative financial statements to constant mexican pesos as of the date of the most recent balance sheet presented. The Company choose the alternative method provided by Bulletin B-15 Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations (Bulletin B-15), which consists of determining a Restatement Factor which uses a weighted average rate based upon the National Consumer Price Index (NCPI) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries. Prior year financial statements reported for comparative purposes were restated by a Restatement Factor of 1.0895 instead of restating them by a NCPI factor of
1.0397 to determine constant Mexican pesos as of December 31, 2002.

     Repairs / materials inventories and cost of sales are valued at the cost of the most recent inventory acquisitions during the period, or at the oldest production cost without exceeding the net realizable value. the cost of sales is determined using the price of the most recent inventory acquisition prior to consumption date, or at the oldest production cost at the time of sale.

     Real estate inventories are restated using the specific cost method based on net replacement cost determined by independent appraisers, which is similar to the market value. based on appraisals made by independent appraisers.

     Property, plant and equipment and concessioned projects are restated using the NCPI and/or the NCPI of the country of origin for foreign-sourced property, plant and equipment.

     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI. expenses for renewals and improvements, which extend useful lives, are also capitalized.

     Investments in affiliated companies are stated using the equity method which includes cost plus the company's equity in undistributed earnings (loss) after acquisitions adjusted for the effects of inflation on equity. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee's financial statements are also prepared in accordance with bulletin B-10.

     B) Cash Equivalents

     Cash equivalents are stated at the lower of acquisition cost plus uncollected cash proceeds, or estimated realizable value, and consist primarily of time deposits with original maturities of ninety days or less.


     C) Accounting for construction contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in periods in which the revisions are determined.

     The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. management periodically evaluates the fairness of accounts receivable. additional allowances for bad debt may be created in cases of an indication of collection difficulties, and are recorded to the results of the year in which the allowances are created. The estimate for such reserve is determined based on managements best judgment in accordance with prevailing circumstances at that time.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. management periodically evaluates the fairness of estimates used to determine percentage-of-completion. if, as a result of such evaluation, it becomes apparent that estimated costs on noncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined.

     In construction projects financed by the Company in which the amount of the contract considers the construction revenue and the financing revenue. Total financing costs incurred on the execution of the project are capitalized and are considered in the determination of the percentage aforementioned

     D) Foreign currency transactions

     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. balances of monetary assets and liabilities are adjusted monthly at the market rate in effect. Exchange rate fluctuations are taken into income currently.

     E) Foreign currency translation of subsidiaries financial statements

     In accordance with bulletin B-15 the company's foreign subsidiaries are considered to be independent from the operations of the Company. Exchange rate differences generated by the translation of financial statements of foreign subsidiaries that are not an extension of the Companys operation are presented in stockholders equity under the "excess (insufficiency) from restatement of stockholders equity".

     F) Investment in concessions

     Investment in concessioned projects is amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

     The concession investments to be sold or disposed of in the near future, are recognized on the estimated net realizable amount applying accepted valuation techniques like the present value of future cash flows expected, or in accordance with formal offer of the buyer.


3.   Debt securities

     On March 2001 a subsidiary of ICA issued ordinary share certificates for an amount of Ps.180,000 maturing in 2016 which are payable semi-annually, starting from September 2001. Interests are payable semi-annually bearing an interest rate of UDI plus 9.5%. Balance as of December 31, 2003 is Ps. 192,322.

     During the year 2003 y 2002, the Company acquired U.S. 0.5 and 73.1 million of convertible debentures, maturing on march 2004, bearing an annual coupon at a rate of 5%. at December 31, 2003 the outstanding amount of debt is 95.8 million dollars.

     Secured loan (collateralized by assets with a net book value of Ps.1,032,396 at December 31, 2002) maturing in May 2012 at a fixed interest rate of 14.5% for the first year and with annual increase of 0.90% to a maximum interest rate of 22.60%; payable annually as of March 2005. During the year 2003 have done prepaid this debt by Ps. 355.5 millions; Balance as of December 31, 2003 is Ps. 822.

     On march 2003 the Constructor Consortium of the El Cajon Hydroelectric project, which ICA owns 61%, entered into a bridge credit facility to finance the projects construction costs by US 90 millions for the financing of the first part of the constructions costs maturing in February 27, 2004, the Consortium has disposed 81 millions dollars at December 31, 2003.. On February 26 2004, is about to be concluded the long term credit loan for the total financing of the project, for a total amount of U.S.$682.3 through the combination of a syndicated bank loan and the issue of bonds maturing in August 2007. Additionally. The consortium has obtained letters of credit to comply with the performance guarantees of the construction contract. In addition, the Consortium has posted a letter of credit and will be required to post various performance bonds.

4.   Contingency Liabilities

     Malla Vial in Colombia.- on November 30, 2000 an arbitration tribunal in Bogota, Colombia resolved the first arbitration claim concerning the interpretation of a contract for the refurbishment of the Malla Vial de Santa Fe de Bogota, between Ingenieros Civiles Asociados, S.A. De C.V. (ICASA), a subsidiary of the Company, and the capital district of Bogota (the District). The arbitration award found that the district was responsible for the damages suffered by ICASA derived from unforeseen and unforeseeable events not imputed to ICASA in its performance of the contract that resulted in the disruption of the economic balance of the contract. The arbitration tribunal ordered the district to reimburse ICASA for its costs. The arbitration tribunal also required the district to pay ICASA for the profit expected to be earned during the months of January to May 1999, present value.

     In its award, the arbitration tribunal offset the claims of the parties and found that the district owed ICASA a net amount of 24,216 million colombian pesos (approximately U.S. 11.1 millions). The district did not seek an appeal of the arbitration award; nor did it seek any addition to or correction of the award.


     On January 26, 2000, ICASA initiated a second arbitration proceeding against the district for damages that resulted from changes made to the design of the street network following the modification of the contract by the district which took effect on June 28, 1999 as well as for the aggressive and hostile action undertaken by the district against ICA that brought about the suspension of the works. ICASA is seeking 22,000 million colombian pesos on damages (approximately U.S. 7.7 millions). In March 2000, the district counter-claimed for 29,000 million colombian pesos, (approximately U.S. 10.1 million), based on damages allegedly caused to the district as a result of the concepts already judged in the first arbitration, the unavailability of the street network, and the deterioration of a part of the street network.

     On April 29, 2002, the arbitration panel rendered its final decision on all the claims. The arbitration panel offset the parties'claims, and awarded IDU a net amount of 5,092,642,293 colombian pesos (approximately U.S. 1.8 million). The arbitration panel also ordered the parties to terminate their contractual relationship.

     Subsequently, in May 2002, the IDU, as a result of the arbitral decision to terminate the contract, issued a resolution that the Malla Vial contract had expired, and that ICA was obligated to pay an additional indemnification for penalties and fines as stipulated in the contract.

     In September 2002, ICA submitted a complaint before the administrative tribunal against the IDU requesting payment of work executed and cost over-runs not yet paid, including any monetary adjustments. The complaint has not been reviewed by any of the arbitration tribunals. The approximate amount claimed is U.S.7.6 million. ICA is also requesting the administrative tribunal settle all accounts of parties to this contract.

     Furthermore, in November 2002, ICA presented another complaint before the administrative tribunal. In this complaint, ICA requested the administrative tribunal to find that the IDU'S expiration resolution of the contract as null and void, and to award ICA its economic damages because, through the IDU'S actions, ICA is now unable to enter into contracts with the Colombian government for a period of five years.

     Likewise, in November 2002 ICASA presented another demand against the District before the Contentious Administrative Court to nullify the order that declared the contract terminated and recognized an additional amount of US $7 Million Dollars in economic damages to the District caused by ICASA's impossibility to execute contracts with the Colombian government within five (5) years. In response the IDU presented a counterclaim for approximately US $1.5 Million Dollars. On June 17, 2003, ICA responded to the counterclaim and contested all the factual allegations and raised its objections and defenses. ICA also requested in its response that the Tribunal order IDU to pay the litigation fees and costs. On August 20, 2003, the Tribunal ordered the opening of the evidentiary period.

     Additionally, in March of 2003 ICASA presented a demand before the Contentious Administrative Tribunal of Cundinamarca, Colombia. In this demand, ICASA requested the nullification of the resolution through which the IDU ordered the refund of the unamortized contractual advance payment. The basis of ICASA's claim is that this reimbursement would only take place after the Tribunal had offset the awards from the prior judicial rulings.

     In December of 2002, the IDU itself initiated an executive procedure against ICASA and the bonding company for the project, seeking to obtain payment on the performance bond. ICASA presented an interlocutory appeal seeking to suspend this executive procedure due to lack of jurisdiction by the forum in which it was presented. Currently, we are awaiting resolution of this issue from the Court of Appeals and simultaneously continuing with the executive procedure. In this executive procedure, ICASA responded to the demand and presented its objections. Currently, the evidentiary period is proceeding between the parties.

     In December 2002, the IDU filed a lawsuit before the cundinamarca tribunal against us and federal insurance company, our surety in the project, seeking the execution of the performance bond. We filed a motion with the cundinamarca tribunal to stay the proceedings, claiming that the cundinamarca tribunal lacks jurisdiction over this matter. This motion is currently pending.


..    Stockholders Equity

     A) At December 31, 2003, common stock consisted of one class of common shares at no par value,. And consist of the following:

                                        Shares           Amount
-------------------------------------------------------------------

   Subscribed and paid share .......1,682,389,166   Ps. 2,808,250
   Shares held in treasury ........   265,513,187         465,891
                                    -------------   --------------
                                    1,947,902,353   Ps. 3,265,141

     Fixed capital amounts to Ps. 480,713 and it is represented by 434,971,287 shares. Variable capital may not be more than ten times fixed capital.

     Of the shares held in treasury, 52,307,511 are reserved for the convertible subordinated debentures.


     B) The Stockholders' Ordinary General Meeting held on November 17, 2003 agreed to increase variable capital in two tranches under the following terms:
The first tranche involved 83,218,054 shares at no par value, which were offered at a price of Ps. 3.75, of whose subscription price Ps. 1.105160454 corresponds to the theoretical value of the share, with the difference considered as a share subscription premium. In the second tranche, the increase in variable capital stock was approved to obtain resources to fund the Company's financial restructuring program, in the amount of Ps. 2,486,246, represented by 1,234,122,866 shares, which were offered for subscription and payment at a price of Ps. 2.00 each share, whose amount will be fully applied to the capital stock account.

     71,736,606 shares deposited in the Companys Treasury, which were not subscribed or paid in, and were intended for the Stock plan, Options plan and for conversion into stock debentures, were canceled.

     The capital increase in the first tranche, represented by 83,218,054 shares, is intended to comply with the following commitments:

(i) 52,307,511 shares that may be converted into stock debentures (ii) 12,364,217 shares for the stock plan. (iii) 18,546,326 years for the stock option plan.

     As of December 31, 2003, the total amount of funds obtained, as a result of the capitalization was Ps.2,112,303; 369,815 shares in the first tranche were paid in the amount of Ps. 1, 387, and 1,060,457,918 shares in the second tranche, in the amount of Ps. 2,110,916. On January 9, 2004, 182,664,948 shares were paid, equivalent to Ps. 365,330, with which the capital increase for the second tranche was fully subscribed and paid in.

     C) At the Ordinary Stockholders meeting held on April 29, 2003 the stockholders agreed on the approval and application of the results of operations for the year ended December 31, 2002; A the Ordinary Stockholders' meetings held on April 19, 2002, the stockholders agreed on the approval and application of the results of operations for the year ended December 31, 2001.

     D) At the Ordinary Stockholders meeting held on March 31, 2000, the stockholders agreed to establish an employee stock option plan.

     The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

     The option plan will be effective for ten years and the Board of Directors may modify or suspend it, depending on market conditions.


     E) Stockholders equity, except restated paid-in capital and tax retained earnings, will be subject to a 35% dividend tax, at the beginning of the year 2003, the tax dividend will decrease by 1% each year until it reaches the rate of 32% in year 2005. Any income tax paid in 2002 on such distribution may be credited against future income tax payable by the company in the three fiscal years following.

     The income tax paid on the distribution of the stockholders equity as mentioned in the preceding paragraph, can only be credited against income tax for the year in which the dividend tax is paid and in the next two years, against the income tax for the year and the provisional payments.

     At December 31, 2003 shareholders equity of majority interest at historical and restated values were as follows:


                                     Historical    Restatement         Total

  Common stock                     Ps. 2,808,250   Ps. 889,128   Ps. 3,697,378
  Additional paid in capital           1,585,975     3,055,797       4,641,772
  Reserve for repurchase of shares     1,433,229            --       1,433,229
  Retained earnings                   (5,903,748)    1,327,048      (4,576,700)
  Insufficiency from restatement
     Of capital                               --      (237,785)       (237,785)
                                   Ps.   (76,294) Ps.5,034,188   Ps.  4,957,894

     6. Reserve for the repurchase of shares

     A reserve for repurchase of shares was created for an amount of Ps.50,000 (par value) by charging unappropriated profits. The C.N.B.V. authorized the temporary acquisition in the market of its shares for an amount of Ps.35,000.

     At the ordinary and extraordinary Stockholders meetings held on April 3, 1998 and September 17, 1998 the stockholders agreed to increase the reserve for repurchase of shares in an amount of Ps.100,000 (par value) and Ps.1,350,000 (par value), respectively, by charging unappropriated profits, to leave an amount of Ps.1,500,000 (par value).



7.   Financing Cost

                                        Total    Capitalized  (income) loss
------------------------------------------------------------------------
------------------------------------------------------------------------
   Interest expense                    571,735      38,009     533,726
   Interest income                    (139,705)       (528)   (139,177)
   Exchange loss (gain) net             67,583       3,962      63,621
   Gain from monetary position         (93,418)     (6,808)    (86,610)
                                      ----------------------------------
         Total                         406,195      34,635     371,560



     8. Income tax, Asset tax and Employee profit statutory profit sharing

     A) ICA incurred consolidated income tax and asset tax in proportion to the holding Companys ownership of the voting shares of its subsidiaries. as of January 1, 2002, the proportion is calculated based on the average daily equity percentage which the holding Company owns of its subsidiaries during the year, and the tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of income tax and tax on assets of both the holding company and its subsidiaries, are made as if the holding Company did not file a consolidated tax return.


     B) As of December 31, 2003, Income tax, Asset tax and Employee statutory profit sharing provisions are as follows:

         Income tax:
           Current                    Ps.       12,361
           Deferred                            319,249
                                      Ps. 331,610

         Employee statutory profit-sharing:
           Current                    Ps.       (3,350)
           Deferred                              6,539
                                      Ps. 3,189

     C) In accordance with Mexican tax law tax losses, restated with the NCPI, may be carried forward for a period of ten years, starting from the year they were generated.


     D) At December 31, 2003 the Company has consolidated Asset tax credits of Ps. 1,925,902, which expire from in 2006 through 2012 and tax loss carryforwards for an amount of Ps. 2,958,069, which expire from 2009 through 2013.

     9. Related Party Transactions

     During the third quarter of 2003, ICA sold 60 percent of its stake in Servicios de Transportacion Aeroportuaria, S.A. de C.V. (SETA), the company that operates the Central North Airports Group in Mexico, for US$ 14.46 million to a company belonging to Bernardo Quintana, President of ICA, and members of his family. This operation enabled ICA to replace the temporary guarantees that were provided by the Quintana family in March 2003 for the El Cajon project.

     This transaction was reviewed by the Audit Committee and approved by ICAs Board of Directors, based on a fairness opinion issued by Banco Santander Mexicano. The sale was also approved by ICAs partners in SETA (Aeroports de Paris and VINCI) and the SCT, with notice to the Federal Competition Commission

10. Extraordinary items (n/a)

     11. Effects at the beginning of the period for changes in accounting principles (n/a)

12. Monthly net results (historica and restated)

                Monthly net   Cumulative net   Ending Beginning Restated monthly
Month            results        results        factor  factor     net results
--------------------------------------------------------------------------------

2003
ENERO ........      (20,742)      (20,742)       1.03   1.00     (21,478)
FEBRERO ......     (156,405)     (177,147)       1.03   1.00    (161,462)
MARZO ........      (84,862)     (262,009)       1.02   1.00     (86,300)
ABRIL ........      (17,475)     (279,484)       1.02   1.00     (17,063)
MAYO .........      (48,124)     (327,608)       1.02   0.99     (50,379)
JUNIO ........      (19,784)     (347,392)       1.02   1.00     (19,012)
JULIO ........      (97,244)     (444,636)       1.02   0.99    (100,236)
AGOSTO .......     (163,654)     (608,290)       1.02   1.00    (165,925)
SEPTIEMBRE ...     (302,346)     (910,636)       1.01   1.00    (302,804)
OCTUBRE ......      (21,786)     (932,422)       1.01   1.00     (19,511)
NOVIEMBRE ....      (21,998)     (954,420)       1.00   1.00     (17,694)
DICIEMBRE ....     (115,007)   (1,069,427)       1.00   1.00    (107,563)
-------------------------------------------------------------------------
Net results of majority interest- last twelve months          (1,069,427)


     13. BUSINESS SEGMENT DATA

     For management purposes, the Company is organized into five major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development and infrastructure operations. The divisions are the basis on which the Company reports its primary segment information. The principal products for each of the operating segments are summarized below by the periods of nine months ended September 30, 2003 and 2002:






(MILES DE PESOS DIC-2003)

                          CONSTRUC.   CONSTRUC.   CPC,RODIO     TOTAL       INMOB. Y  OPERACION       OTROS
           C O N C E P T O   CIVIL      INDUST.    Y KRONSA    CONSTRUC     VIVIENDA      INFRA.   SEGMENTOS    CONSOL
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
INGRESOS .............    2,808,667   4,371,746   1,984,518   9,164,931     976,622     587,183     548,562   11,277,298
ING.INTERSEGMENTOS
Y OTROS ..............      663,878     310,933      10,648     985,459     193,228      95,585     448,159    1,722,431
INGRESOS DE FUENTES
EXTERNAS .............    2,144,789   4,060,813   1,973,870   8,179,472     783,394     491,598     100,403    9,554,867
RDO. DE OPERACION ....       (1,879)    (98,195)     78,332     (21,741)     (1,338)     49,226      14,999       41,145
ACTIVOS POR SEGMENTO .    3,228,865   3,063,876   1,597,140   7,889,881   2,018,531   4,989,626   1,071,866   15,969,904
INVERSIONES DE CAPITAL      454,722      57,564      24,110     536,396      19,236      32,404      15,005      603,041
DEPRECIACION Y
AMORTIZACION .........      257,531      15,328      39,587     312,446       1,344     181,289      56,431      551,510

(MILES DE PESOS DIC-2002)

                           CONSTRUC.   CONSTRUC.  CPC,RODIO      TOTAL    INMOB. Y   OPERACION       OTROS
          C O N C E P T O     CIVIL      INDUST.   Y KRONSA   CONSTRUC    VIVIENDA      INFRA.    SEGMENTOS    CONSOL
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
INGRESOS .............    1,185,875   4,247,128   1,745,121  7 ,178,124   1,414,343     705,919     893,413   10,191,799
ING.INTERSEGMENTOS
 Y OTROS .............      165,013      93,582      49,618     308,213     410,877      99,582     674,932    1,493,604
INGRESOS DE FUENTES
EXTERNAS .............    1,020,862   4,153,547   1,695,503   6,869,911   1,003,467     606,336     218,481    8,698,194
RDO. DE OPERACION ....     (328,203)    405,122     (15,525)     61,393     (20,718)    124,895      (2,835)     162,735
ACTIVOS POR SEGMENTO .    2,329,103   2,888,415   1,482,525   6,700,043   2,175,617   5,734,070     819,934   15,429,664
INVERSIONES DE CAPITAL       16,616       4,857      99,421     118,894         160      39,367      23,201      181,622
DEPRECIACION Y
 AMORTIZACION ........       79,337      19,024      87,205     185,566      20,948     153,073      86,565      446,151


     14. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

     1.-The Company has an American Depositary Receipts program (ADRs), which is effective

     2.-Organized markets with their respective countries are as follows:

     New York Stock Exchange USA MexICAn Stock Exchange MEXICO Seaq International of the International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd.

     3.-An only one-share series exist, incorporated to the program.

     4.-Shares ratio per ADR is 6 to 1.

     5.-Number of shares subscribed to the program and percentage from common stock at March 31, 2003 are as follows:

       Originally:                  28,750,000
       Now :                        11,037,900
       Percentage:                      10.66%

     6.- Guardian institution or bank, for CPO,S: Banamex.

     7.- Guardian institution or bank, for ADR,S: Bank of New York.





COMISION NACIONAL BANCARIA Y DE VALORES Insurgentes Sur 1971 torre sur piso 7 Col. Guadalupe Inn 01020 Mexico, D.F. 01020

Dear Sirs:

     The undersigned, declare under protest to tell the truth that according to our respectives funtions, we have prepared the information of Empresas ICA Sociedad Controladora, S.A. de C.V. contained in the present quarter report, corresponding ended period December 31, 2003, which, to our knowledge and understanding, present fairly the financial position, furthermore, declare that we do not have knowledge of relevant information that had been failed or distorted in this quarter report, or, contains information that could induce to errors to the investors.

Sincerely





Ing . Bernardo Quintana
President





Dr. Jose Luis Guerrero Alvarez
Executive Vice President, Finance





Lic. Bernardo Sepulveda Amor
General Counsel